Exhibit E-4

Exhibit E-4

Eidos PLC - Market share update
20th November 2002
Eidos Plc: (LSE: EID.L)

Market share update

Eidos Plc announces that strong sales of both Hitman 2: Silent Assassin (PS2, Xbox & PC) and TimeSplitters 2 (PS2, Xbox & GameCube) have helped the company achieve its highest market share in the US for over four years and in the UK for almost two years.
During the month of October, Eidos ranked No.3* in the US with a market share of 6.9% and No.2** in the UK with a market share of 9.9%. In the US Hitman 2: Silent Assassin was the third biggest-selling game on all formats and TimeSplitters 2 was the eighth. In the UK Hitman 2: Silent Assassin was the top selling game on all formats and TimeSplitters 2 was the fifth.

*Based on total revenues (excluding handheld devices) as published by TRSTS (October 2002)
** Based on total revenues as published by ChartTrack (October 2002)

Enquiries
Mike McGarvey	Eidos Plc	020 8636 3000
Stuart Cruickshank

Jonathan Glass	Brunswick	020 7404 5959
James Crampton

Exhibit E-4